Exhibit 14

Code of Ethics of
Burzynski Research Institute, Inc.

I.              Objectives

Burzynski Research Institute, Inc. (the “Company”) is committed to the highest level of ethical behavior.

This Code of Ethics (“Code”) applies to all directors, officers and employees of the Company, including the Company’s principal executive officer and principal financial officer (collectively, the “Covered Persons”).  This Code is designed to deter wrongdoing and to promote all of the following:

•              Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•              Compliance with applicable governmental laws, rules and regulations;

•              Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”), and in other public communications made by the Company;

•              Prompt internal reporting to an appropriate person or persons identified herein for receiving violations of this Code; and

•              Accountability for adherence to this Code.

Each Covered Person must conduct himself or herself in accordance with this Code, and must seek to avoid even the appearance of improper behavior.  This Code is not intended to cover every applicable law or situation, or to provide answers to all questions that might arise.  The Company relies on each person’s sense of what is right, including a sense of when it is appropriate to seek guidance from others on an appropriate course of conduct.

II.            Honest and Ethical Conduct

Each Covered Person must always conduct himself or herself in an honest and ethical manner.  Each Covered Person must act with the highest standards of personal and professional integrity and must not tolerate others who attempt to deceive or evade responsibility for actions.  Honest and ethical conduct must be a driving force in every decision made by a Covered Person while performing his or her duties for the Company.  When in doubt as to whether an action is honest and ethical, each Covered Person shall seek advice from his or her immediate supervisor or senior management, as appropriate.

III.           Conflicts of Interest

The term “conflict of interest” refers to any circumstance that would cast doubt on a Covered Person’s ability to act objectively when representing the Company’s interest.  A Covered Person should not use his or her position or association with the Company for his or her own or his or her family members’ personal gain, and should avoid situations in which his or her personal interests (or those of his or her family members) conflict or overlap, or appear to conflict or overlap, with the Company’s best interests.

The following are examples of activities that give rise to a conflict of interest; they do not in any way limit the general scope of the Company’s policy regarding conflicts of interest.  A conflict of interest occurs when a Covered Person or any family member of the Covered Person:

(a)           Has an association with (or financial interest in) another person or entity that would reasonably be expected to interfere with the Covered Person’s independent judgment in the Company’s best interest;

(b)           Holds a financial interest in any present or potential competitor, customer, supplier, or contractor of the Company, except where the business or enterprise in which the Covered Person or family member holds a financial interest is publicly owned, and such financial interest constitutes less than one percent (1%) of the ownership of that business or enterprise;

(c)           Accepts a membership on the board of directors, or serves as a consultant or advisor to any board or any management, of a business that is a present or potential competitor, customer, supplier or contractor of the Company, unless such relationship is pre-approved in writing by the Company’s president, or if the conflict of interest involves an executive officer or director, by a majority of the independent members of the board of directors;

(d)           Engages in any transaction involving the Company, from which the Covered Person or family member can benefit financially or otherwise, apart from the usual compensation received in the ordinary course of business.  Such transactions include lending or borrowing money, guaranteeing debts, or accepting gifts, entertainment or favors from a present or potential competitor, customer, supplier or contractor of the Company; or

(e)           Uses or discloses any unpublished information regarding the Company, obtained by a Covered Person in connection with his or her employment, for personal benefit.

For purposes of this Code, a “family member” includes a spouse, parent, child, sibling, father-in-law, mother-in law, brother-in-law, sister-in-law, son-in law, daughter-in-law, and any person living in the same household as the Covered Person.  All actual or apparent conflicts of interest must be handled honestly and ethically.  If a Covered Person suspects that he or she may have a conflict of interest, that Covered Person is required to report the situation to, and to seek guidance from, his or her immediate supervisor or senior management, as appropriate.  For purposes of this Code, directors and officers shall report any such conflict or potential conflict situations to the rest of the board of directors.  Other employees of the Company shall report any such situations to their immediate supervisor.  It is the responsibility of the board of directors, as applicable, to determine if a conflict of interest exists or whether such situation is likely to impair the Covered Person’s ability to perform his or her assigned duties with the Company, and if such situation is determined to present a conflict, to determine the necessary resolution.

Loans are expressly prohibited from the Company to all directors and officers.

IV.           Compliance with Applicable Laws, Rules and Regulations

Full compliance with all applicable laws, rules and regulations, and applicable rules and listing standards of any national securities exchange on which the Company’s securities may be listed, is one of the foundations on which this Company’s ethical policies are built.  All directors and executive officers of the Company must understand and take responsibility for the Company’s compliance with the applicable laws, rules and regulations of the cities, states and countries in which the Company operates, and for complying with the applicable rules and listing standards of any national securities exchange on which the Company’s securities may be listed.  All Covered Persons must comply with the letter and spirit of all applicable laws, rules and regulations.

V.            Rules to Promote Full, Fair, Accurate, Timely and Understandable Disclosure

As a public company, the Company has a responsibility to report financial information to security holders so that they are provided with accurate information in all material respects about the Company’s financial condition and results of operations.  It is the policy of the Company to fully and fairly disclose the financial condition of the Company in compliance with applicable accounting principles, laws, rules and regulations.  Further, it is the Company’s policy to promote full, fair, accurate, timely and understandable disclosure in all Company reports required to be filed with or submitted to the SEC, as required by applicable laws, rules and regulations then in effect, and in other public communications made by the Company.

Covered Persons may be called upon to provide or prepare necessary information to ensure that the Company’s public reports are complete, fair and understandable.  The Company expects Covered Persons to take this responsibility seriously and to provide accurate information related to the Company’s public disclosure requirements.

All books and records of the Company shall fully and fairly reflect all Company transactions in accordance with accounting principles generally accepted in the United States, and any other financial reporting or accounting regulations to which the Company is subject.  No entries to the Company’s books and records shall be made or omitted to intentionally conceal or disguise the true nature of any transaction.  Covered Persons shall maintain all Company books and records in accordance with the Company’s established disclosure controls and procedures and internal control over financial reporting, as such controls may be amended from time to time.

All Covered Persons must report any questionable accounting or auditing matters that may come to their attention.  If any Covered Person has concerns or complaints regarding questionable accounting or auditing matters of the Company, Covered Person shall report such matters to his or her immediate supervisor.  If the immediate supervisor is involved in the questionable accounting or auditing matter, or does not timely resolve the Covered Person’s concern, the Covered Person should submit his or her concerns to the board of directors.  The reporting of any such matters may be done on a confidential basis, at the election of the Covered Person making the report.

VI.           Corporate Opportunities

Covered Persons are prohibited from taking for themselves or family members opportunity that is discovered through the use of Company property, information or position that may be of interest to the Company unless such opportunity is first offered to the Company and the Company affirmatively determines not to pursue it.

VII.         Confidentiality

Covered Persons may become aware of non-public, proprietary information regarding the Company, its customers or its suppliers (“confidential information”).  This includes information disseminated to employees in an effort to keep them informed or in connection with their work activities, but with the instruction, confidential labeling, or reasonable expectation that the information be kept confidential.  Confidential information is the exclusive property of the Company, and each Covered Person must maintain in strictest confidence such confidential information, unless disclosure or other use is authorized by the Company or is legally mandated.  Furthermore, confidential information shall be used only to further the business interests of the Company and never for the private gain of a Covered Person or his or her family member.

VIII.        Trading on Inside Information

“Inside information” includes any non-public information, whether favorable or unfavorable, that investors generally consider important in making investment decisions.  Examples include financial results not yet released, imminent regulatory approval or disapproval of a drug, litigation that has been threatened, or other significant facts about a business.  No inside information obtained as the result of employment at, or a director’s service on the Board of, the Company may be used for personal profit or as the basis for a “tip” to others, unless such information is first made generally available to the public by means of a press release or other filing with the SEC.  Trading on inside information is also a violation of federal securities laws.

IX.           Protection and Proper Use of Company Assets

Covered Persons should protect the Company’s assets and ensure their efficient use.  Theft, carelessness and waste have an adverse impact on the Company and its profitability.  Company assets may only be used for legitimate Company business purposes, and Covered Persons may not use Company property, information or position for personal gain, or for the gain of family members.

X.            Intellectual Property

The Company expends a great deal of time, effort and money to protect its intellectual property.  The Company is sensitive to issues regarding the improper use of its intellectual property and avoiding the improper use of intellectual property of others, including but not limited to copyrights, trademarks, trade secrets and patents.  In fulfillment of its legal obligations with respect to intellectual property rights, the Company adheres to copyright laws, including the application of those laws to copyrighted work in print, video, music, computer software or other electronic formats.  Covered Persons must not make any unauthorized reproduction of any copyrighted work.

XI.           Reporting Violations of the Code

Questions of interpretation or application of this Code with respect to a particular situation should be addressed orally or in writing to a Covered Person’s immediate supervisor or to the board of directors, as appropriate, and will be handled discreetly.  Any Covered Person who becomes aware of any violation of this Code must promptly bring the violation to the attention of the appropriate party as follows: directors and the Company’s officers shall report on a confidential basis any violations to the chairman of the board of directors of the Company; all other employees of the Company shall report any violations to the Company’s president.  All issues of non-compliance with this Code will be reviewed and evaluated according to the circumstances and severity of the problem.  Senior management will take such actions as it deems appropriate, which can include disciplinary action up to and including termination of employment, legal action, and other measures.

XII.         Compliance with the Code

All issues of non-compliance with this Code will be reviewed and evaluated according to the circumstances and severity of the problem.  Senior management will take such actions as it deems appropriate, which can include disciplinary action up to and including termination of employment, legal action, and other measures.

XIII.        Waiver of the Code

Any waiver of this Code must be approved by a majority of the independent directors on the board of directors, or by an authorized committee of the board of directors comprised solely of independent directors, and will be disclosed as required by law, SEC regulations, or the rules and listing standards of any national securities exchange on which the Company’s securities may be listed.